FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes         No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ).

Enclosure:

Preliminary results for the year ended 31 December 2001

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acambis plc

(Registrant)

	March 13, 2002	/s/ Lyndsay Wright
Date:		By:
Lyndsay Wright
Director of Communications

Preliminary results for the year ended 31 December 2001

Cambridge, UK – 12 March 2002 – Acambis plc (“Acambis” or “the Company”) (LSE: ACM, NASDAQ: ACAM) announces its preliminary results for the year ended 31 December 2001.

Highlights:

>	R&D pipeline:

•	Three successful trials of ChimeriVax-JE
•	ChimeriVax-West Nile vaccine candidate identified; clinical trial planned for 2002
•	Agreement with leading animal health company on West Nile veterinary vaccine
•	ChimeriVax-Dengue Phase I trial initiated
•	Construction of all strains required for HolaVax-ETEC vaccine for travellers’ diarrhoea

>	Smallpox contracts:

•	New $428m smallpox contract to produce 155 million doses of smallpox vaccine for the US Government in 2002
•	Acceleration of first smallpox contract to produce 54 million doses of smallpox vaccine in 2002
•	Phase I clinical trial of smallpox vaccine started

>	Manufacturing:

•	$40m lease-financing arranged through Baxter International (“Baxter”) for reactivation of manufacturing facility
•	Reactivation programme on track
•	Manufacture of smallpox vaccine commenced

>	Finance:

•	Cash balance increased to £22.2m (2001: £21.1m)
•	Revenue increased to £8.9m (2001: £6.2m)
•	Awarded $1.3m grants for travellers’ diarrhoea vaccines
•	Acambis joins FTSE-250 index

Dr John Brown, Chief Executive Officer of Acambis, said:

“2001 was a remarkable year for Acambis. Being awarded the second smallpox contract by the US Government stands out as the single most significant event and delivering on the contract is a major focus for us this coming year. We also saw excellent progress throughout our pipeline; 2002 will be another busy year with a total of ten products undergoing clinical trials. The intensive programme to reactivate our manufacturing facility is on track. We have a strategically important asset that gives us control over production of our vaccines.”

An analyst meeting will take place at 11.00 am today, 12 March 2001, at the offices of Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB. Please call Mo Noonan on +44 (0) 20 7269 7116 for further details. To dial into the meeting, call +44 (0) 20 8781 0597.

-ends-

Enquiries:
Acambis plc Dr John Brown, Chief Executive Officer Gordon Cameron, Chief Financial Officer Lyndsay Wright, Director of Communications	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300

Financial Dynamics David Yates/Fiona Noblet	Tel: +44 (0) 20 7831 3113

This news release is available on the Acambis website at www.acambis.com

Chairman’s statement

Overview

2001 has been a remarkable year for Acambis and its shareholders. We have made excellent progress with the products we are developing, won a second major smallpox contract from the US Government, and put in place a strategically important manufacturing capability.

US Government smallpox contracts

In September 2000, we were awarded a contract by the US Government to develop a new smallpox vaccine based on the vaccine that was successfully used in the global eradication programme. The objective was to develop a vaccine that could be manufactured using modern cell-culture techniques, to conduct clinical trials sufficient to obtain regulatory approval and to create and maintain a stockpile of 40 million doses of the vaccine over 20 years. The original headline value for the contract was $343m. We began work on the research and development (“R&D”) element of the contract and rapidly identified our vaccine candidate, designated ACAM1000, to take forward into clinical trials. The first trial has already commenced.

In October 2001, following the tragic events of September 11, the US Government decided to create a stockpile of smallpox vaccine large enough to provide a dose for every US citizen. It expanded and accelerated our first contract to provide 54 million doses by the end of 2002, and invited tenders to manufacture additional supplies of smallpox vaccine.

On 29 November 2001, in partnership with Baxter, Acambis was awarded a second contract, worth $428m, to supply 155 million doses of smallpox vaccine by the end of 2002. Acambis is the prime contractor and Baxter will assist with the bulk manufacture of the vaccine. Designated ACAM2000, the vaccine being developed under this contract is slightly different as it is being produced using Baxter’s serum-free cell-culture technology. Purification of the vaccine is carried out at our manufacturing facility in the US, where ACAM1000 is also being manufactured.

Winning this contract was a tremendous achievement for Acambis. The experience and expertise we had already gained during the previous 14 months working with the US Government on the first contract were significant factors in winning this second contract.

Under these two contracts, we will be producing a total of 209 million doses of smallpox vaccine for the US Government. Due to the urgent need for this vaccine, large-scale manufacture is being conducted in parallel with the clinical trial and regulatory programme, with a view to making regulatory submissions to the US Food and Drug Administration (“FDA”) in 2003.

Manufacturing facility

Given the current worldwide shortage of biologics manufacturing capacity, our in-house manufacturing capability is a strategically important asset that gives us a significant degree of control over production of our own vaccines and, ultimately, improved profit margins on the sale of our vaccines.

Our intensive programme to reactivate our manufacturing facility in Massachusetts, US, is on schedule, with elements of the facility already operational.

During 2002, the facility will be used to manufacture 54 million doses of ACAM1000 smallpox vaccine for the US Government and to purify the 155 million doses of ACAM2000. We will also be carrying out process development for components of some of Baxter’s bacterial vaccines.

A draw-down facility to cover the cost of the reactivation programme has been arranged through Baxter. This enables us to develop the plant while retaining our cash to invest in our R&D programmes.

Research and development highlights

We are recognised as a world leader in the area of live vaccines. With eight products currently in clinical trials and another two ready to enter clinical trials during this year, we have one of the broadest development pipelines of any vaccines company.

Arilvax®

Arilvax® is a vaccine against yellow fever. Yellow fever is caused by a virus transmitted by mosquitoes and is found in tropical and subtropical regions of Africa and South America. Vaccination is strongly recommended for travel outside urban areas in endemic regions. Acambis has sales and marketing rights in the US.

As a result of the FDA’s requirement for additional data on the Arilvax® yellow fever vaccine, we have completed a 3,000-person safety trial in the UK. On completion of a paediatric trial in Peru, we will be submitting a biologics license application to the FDA. This submission is scheduled for the second half of 2002.

ChimeriVax-JE

ChimeriVax-JE is a vaccine against Japanese encephalitis (“JE”), a mosquito-borne viral disease that occurs throughout Asia and in parts of Australia. Three billion people live in regions where JE is endemic and some 14 million people travel to these regions every year from major developed countries. The current market for JE vaccines is estimated to be worth $200m a year, but we expect that the introduction of our second-generation vaccine would increase the market with more travel doctors prepared to recommend an improved vaccine.

During 2001, we successfully completed a Phase I/II trial and a Phase II “challenge” trial of our ChimeriVax-JE vaccine against JE virus antigen. The Phase I/II trial was significant not only because it revealed positive results for this vaccine, but also because it demonstrated proof-of-principle for our proprietary ChimeriVax technology. This technology has also been applied to the development of vaccines against dengue fever and West Nile virus. The Phase II “challenge” trial showed that ChimeriVax-JE induces an immune response with long-term memory and a rapid rise in protective antibodies on exposure to virus.

Since the year-end, we announced the results of a second successful Phase II trial. This aimed to compare the safety and immunogenicity of a range of dose levels of the vaccine and to evaluate any benefit of a second dose to achieve maximum immunity. The trial found that ChimeriVax-JE was well-tolerated at all doses tested and that 98% of subjects developed JE-neutralising antibodies within one month of vaccination, with the seroconversion rate being similar across all dose levels. A single dose of ChimeriVax-JE was as immunogenic as two doses of vaccine.

Based on these encouraging results, we will now undertake the necessary process development and scale-up activities to manufacture vaccine for pivotal Phase III trials, which are targeted to begin in 2003. In parallel, additional Phase II trials are planned, including the first evaluation of ChimeriVax-JE in children living in JE-endemic areas and an investigation of the duration of immunity.

ChimeriVax-Dengue

ChimeriVax-Dengue is a vaccine against dengue fever which results from infection with a virus carried by mosquitoes. The disease is now endemic is more than 100 countries in Africa, the Americas, the eastern Mediterranean, south-east Asia and the western Pacific. It is continuing to spread, with an epidemic in Brazil that has affected more than 40,000 and resulted in 17 deaths since January 2001, and a current outbreak in Hawaii, the first in almost 50 years.

There are four, immunologically related dengue virus serotypes, each of which needs to be represented in an effective vaccine. Having successfully constructed chimeric vaccines against all four serotypes, and ascertained their immunogenicity, efficacy and safety in pre-clinical models, we are now manufacturing clinical-grade vaccine in preparation for Phase I testing of a tetravalent vaccine around the end of the year. A proof-of-principle Phase I clinical trial of one of the four chimeric vaccines has been initiated and results are expected in the second half of 2002.

Our dengue project is funded by our partner, Aventis Pasteur, and through a grant contribution from the US National Institutes of Health. Aventis Pasteur holds worldwide rights to sales of the vaccine.

ChimeriVax-West Nile

In September 2001, we announced that we had identified a vaccine candidate to take forward into clinical trials in our programme to develop a vaccine against West Nile virus. Trials are expected to start in the second half of this year.

Though it has been commonly found in areas of Asia and Africa for many years, the mosquito-borne West Nile virus was first identified in the US in 1999. Since then, it has been carried by mosquitoes and migratory birds to a total of 28 US states. In humans, the segment of the population considered to be most at risk from being infected by the virus is those aged 55 and above. In the 28 US states where West Nile has so far been identified, this amounts to some 35 million people.

We envisage that this vaccine could initially generate very significant sales through vaccination of this “at risk” population, followed by annual sales from those people entering the “at risk” age group each year.

We indicated in our interim results statement that there is significant interest in a veterinary vaccine for horses as they are highly susceptible to West Nile virus. We are pleased to announce that we have reached an agreement with a leading animal health company which gives that company an option for exclusive rights to our West Nile veterinary vaccine.

HolaVax-Typhoid

In March last year, we announced that we had established a new alliance with Berna Biotech, one of the world’s leading manufacturers of anti-bacterial vaccines. The alliance brings together our HolaVax-Typhoid vaccine with Berna’s considerable expertise in the manufacture and formulation of live bacterial vaccines.

Currently, Berna is undertaking process development of our HolaVax-Typhoid vaccine. This work is targeted to be completed towards the latter part of this year and will be followed by a bridging trial to show that the vaccine is equally well-tolerated and immunogenic to the candidate that was tested in previous clinical trials.

Typhoid fever is caused by bacteria that are principally transmitted via contaminated food and water. It is endemic in Asia, Africa and Central and South America.

HolaVax-ETEC and Campylobacter

In June, we were awarded two grants totalling $1.3m by the US Department of Defense’s Dual Use Science and Technology programme. This funding contributes to our HolaVax-ETEC project and a research programme on Campylobacter. These projects target the two major bacterial causes of travellers’ diarrhoea.

The vaccine we are developing against enterotoxigenic E. coli (“ETEC”) will target five strains most associated with causing diarrhoea. A previously reported Phase I trial demonstrated that the first of our strains was well-tolerated and immunogenic, further validating our HolaVax gene-deletion technology employed to reduce the bacteria’s ability to cause disease and to survive outside their human hosts. We have now constructed the other four strains using the same methods and will be initiating a series of Phase I trials of each of those individual strains over the next 12 to 18 months.

In parallel, we will conduct a proof-of-principle challenge study of the first candidate strain to test its effectiveness in protecting volunteer subjects exposed to wild-type ETEC.

Between 30 and 50% of all visitors to Latin America, Africa and Asia suffer from diarrhoea, with around 10 to 20% of travellers to the Mediterranean, eastern Europe and Russia affected.

H. pylori

Helicobacter pylori (“H. pylori”) is the most important cause of gastric and duodenal ulcers. Long-term infection with H. pylori has also been implicated as a factor in the development of certain stomach cancers.

Trials of both orally administered and injectable vaccines are ongoing. This project is partnered with Aventis Pasteur and aims to develop a vaccine to treat or prevent H. pylori infection. It is currently structured on a 50:50 joint-venture basis, but we are exploring alternative funding structures.

C. difficile

Clostridium difficile (“C. difficile”) bacteria are ubiquitous in the environment, but can cause severe, and sometimes fatal, infections in “at risk” populations such as the elderly inhabitants of nursing homes and hospital patients who are treated with antibiotics. Antibiotics may destroy the normal bacteria that reside in the gastro-intestinal tract, and in some patients this allows antibiotic-resistant C. difficile to establish itself in the colon where it can multiply rapidly as there are fewer competing bacteria to restrict it. C. difficile produces toxins that cause mucosal damage, inflammation and fluid secretion, resulting in diarrhoea.

Recent market research conducted for Acambis concluded that almost 900,000 cases of C. difficile-associated diarrhoea (“CDAD”) occur annually in the US and Europe. Of these, it is estimated that 150,000 people relapse or do not respond to conventional treatment with antibiotics.

Our main strategy targeting CDAD focuses on passive vaccination as a way of treating C. difficile infection. C. difficile toxins are inactivated to produce a toxoid vaccine, which is used to vaccinate professional plasma donors. The antibodies they generate are collected in the form of hyperimmune globulin and purified to create a passive vaccine with which CDAD sufferers can be treated. In the first half of this year, we plan to start vaccinating plasma donors in order to generate the hyperimmune globulin to be used in a Phase II trial in CDAD sufferers. In May 2001, we received a broad US patent covering our passive-immunisation strategy.

At the same time, we are exploring the potential to use the toxoid vaccine as an active vaccine for the protection of “at risk” populations. This exploratory trial was encouraged by the US National Institutes of Health, given the magnitude of the immune response generated in our Phase I/II trial of the toxoid vaccine, which revealed that it was well-tolerated and highly immunogenic. Results from this trial are expected in the second half of this year.

Financial review

Introduction

The financial results for the year ended 31 December 2001 are presented below. The comparative figures for 2000 include a loss of £0.7m for the three-month period up to 31 March 2000, relating to the Mimetrix business that was sold in the first half of 2000.

Trading Results

Turnover for the period was £8.9m (2000 – £6.3m) and comprised R&D funding, primarily from ongoing contracts with the US Centers for Disease Control and Prevention (“CDC”) and Aventis Pasteur. The increase over 2000 reflects a full year of revenue receivable under the first CDC smallpox contract in 2001, compared to around three months being receivable in 2000. This increase was partially offset by lower revenue receivable under the contracts with Aventis Pasteur, which ceased funding of the ChimeriVax-JE programme following the successful completion of a Phase I trial at the end of 2000.

The Group has followed the guidance in SAB 101, Revenue Recognition in Financial Statements, for new revenue streams for 2001 onwards. Consequently, no turnover has been recorded for 2001 in relation to the $428m smallpox contract; the vast majority of the turnover from this contract is expected to arise in 2002 and 2003. Turnover in 2002 is expected to be substantially higher than 2001 as a result of the revenues receivable under both of the CDC contracts.

Expenditure on R&D increased to £17.7m (2000 – £12.7m). There was an increase in the number of product programmes, each of which has continued to advance towards the next stage of development and/or clinical trials. In particular, the smallpox programme has consumed considerable R&D resources to progress it rapidly towards clinical trials, all of which was fully funded by the CDC. A large portion of the additional operating costs of the manufacturing facility has also been recorded under R&D, although once production is underway these will move to cost of goods sold.

Our share of the expenditure on the H. pylori joint venture with Aventis Pasteur was lower this year at £0.4m (2000 – £2.1m). Expenditure on the project was largely restricted to continuing a number of small clinical trials, with reduced internal research resources being required from each party.

Administrative costs increased to £3.5m for the year (2000 – £2.9m), primarily as a result of expansion of the Company’s activities, in particular the reactivation of the manufacturing facility. Administrative costs include £1.2m (2000 – £1.2m) of goodwill amortisation. The goodwill arose during 1999 as part of the acquisition of Acambis Inc. Interest receivable decreased marginally to £0.9m in the year (2000 – £1.0m), primarily as a result of lower rates of interest available in the period. Interest payable of £0.2m (2000 – £0.2m), relating entirely to the Arilvax® overdraft facility, remained constant. During the year, an exchange loss of £0.1m (2000 – £0.3m) arose as a result of the revaluation of the amount outstanding under the US dollar-denominated Arilvax® facility.

Exceptional items

In accordance with FRS11, Impairment of Fixed Assets and Goodwill, during the year the Group recorded an exceptional loss of £0.4m (2000 – £0.7m) relating to the impairment write-down of the investment held in Medivir AB, which the Group acquired on the sale of the Mimetrix activities in 2000. At 31 December 2001, the book value of the investment was £0.4m (2000 – £0.8m), although as at 8 March 2002 this had increased to £0.5m.

Taxation

During the year, we elected to claim a tax credit for qualifying R&D expenditure in the UK. Consequently, the financial statements for 2001 reflect a tax credit of £0.1m in relation to the year (2000 – £nil). Profitability is anticipated in 2002, which is likely to result in a taxation liability for that year.

The net loss for the year increased to £12.4m (2000 – £11.1m), primarily as a result of increased R&D and operating costs at the new manufacturing facility, both of which were largely offset by increased turnover.

Capital expenditure

Capital expenditure for the year increased significantly to £8.4m (2000 - £0.4m). £7.4m of this was attributable to the investment being made to reactivate our manufacturing facility. In December 2001, we secured a financing facility to fund all of this expenditure (see Manufacturing below). In relation to other ongoing capital expenditure, the increase in the year of £0.6m was attributable to the new investment necessary to meet the requirements of the two smallpox contracts with the CDC. During 2002, we anticipate capital expenditure will be marginally higher than the level seen in 2001 as a result of the continuing re-investment in the manufacturing facility.

Cash

Cash at bank and in hand, including liquid resources, at 31 December 2001 amounted to £22.2m (2000 – £21.1m), an increase of £1.1m during the year. The Group received £3.5m from Baxter in June 2001 in respect of the second instalment of its equity subscription, increasing Baxter’s shareholding in Acambis to 12.6%. In December 2001, the Group made the first draw-down from the Canton financing facility of £12.7m (see Manufacturing below). Excluding this and the Baxter subscription, the net cash outflow before capital expenditure for 2001 reduced to £7.5m (2000 – £8.3m). The substantial increase in capital expenditure related to the Canton manufacturing facility resulted in net cash outflow after capital expenditure rising to £15.9m (2000 – £7.9m).

The balance on the Arilvax® overdraft facility at 31 December 2001 was £4.8m (2000 – £4.7m), the marginal increase being as a direct result of the sterling translation of this US dollar-denominated facility. During December, we secured a long-term lease-financing facility, arranged through Baxter, for our manufacturing facility (see Manufacturing below). At 31 December 2001, the balance on this US dollar-denominated facility was £14.3m (2000 – £nil). Net funds of the Group at 31 December 2001 decreased to £3.1m (2000 – £16.4m).

Manufacturing

The reactivation of our manufacturing facility continues to remain on schedule. The total costs to reactivate the facility are estimated to be in the region of $25m (c. £17m).

As referred to above, in December 2001 we secured a lease-financing arrangement via Baxter for up to $40m (c. £28m) in relation to our manufacturing facility. By securing this financing, we are able to retain our cash reserves to invest in our R&D pipeline.

The $40m financing comprised two elements. Firstly, it is anticipated that up to $25m (c. £17m) will be used to lease finance the capital expenditure to reactivate the facility. Secondly, the transaction enabled us to carry out a sale-and-leaseback of the building and those contents owned prior to the reactivation programme for $12.3m (c. £8.3m). To facilitate this transaction, the land and building were purchased for $2.3m (c. £1.5m), resulting in Acambis receiving net cash proceeds of $10m (c. £6.8m). In December 2001, these funds were received and we made the first draw-down from this facility of $8.6m (c. £6.0m), which represented the total capital expenditure incurred since the reactivation commenced at the end of 2000. The lease agreement with Baxter is for a five-year period. It includes a flexible repayment schedule and an option for Acambis to repurchase the plant and all of its assets after two years and on each anniversary thereafter.

Outlook for 2002

Turnover in 2002 is expected to be substantially higher than 2001 as a result of the revenues receivable under both of the CDC contracts. It is anticipated that the impact of these smallpox contracts will result in profitability for the Group in 2002, with the level of profits being dependent on the costs incurred under the fixed-price contract and the efficiency of our manufacturing process.

Following the guidance of SAB 101, and consistent with our existing revenue accounting policy, recorded revenues under the second smallpox contract will be aligned with the related costs. We currently anticipate that between 75% and 80% of revenues from this $428m contract will be recorded in 2002, with the vast majority of the balance being recorded in 2003.

Employees

During 2001, we have carried out intensive recruitment at our US operations, as a result of the decision to reactivate the manufacturing facility and the impact of the first US CDC smallpox contract. At 11 March 2002, the Group headcount had risen to 201. The award of the second US CDC contract will result in a further increase in headcount over the course of 2002. We estimate that, by the end of 2002, the Group headcount will increase to up to 240.

Management changes

We are delighted to announce that Thomas P. Monath, MD has been appointed to the Board of Directors as Chief Scientific Officer. Tom joined the Group in 1992, prior to which he worked at the CDC, and was Colonel-in-Chief of the Virology Division of the US Army Medical Research Institute of Infectious Diseases.

Sir Brian Richards will be standing down from the Board at the next Annual General Meeting. Our sincere thanks go to Sir Brian for his considerable contribution and advice over the years, since joining the Board in 1994.

We have expanded and further strengthened our senior management team with the appointment of Dr Dennis Trent as Vice President of Viral Research. Previously, he was Director, Virus Research and Principal Scientist at Aventis Pasteur, and spent 20 years at the US CDC and the FDA. Dr Michael Darsley has been promoted to Vice President, Bacteriology. Mike joined Acambis in 1996 after spending seven years with Igen, Inc., a US biotechnology company. Stephen Atkinson, who joined the Group in 1993 from Harvard Medical School, has been promoted to Vice President, Commercial Development.

Alan Smith
Chairman

This Preliminary Results statement was agreed by the Board of Directors on 11 March 2002.

Preliminary Results for the year ended 31 December 2001

Group profit and loss account
For the year ended 31 December 2001

	2001	2000
	£'000	£'000

Turnover	8,914	6,264
Research and development costs	(17,657)	(12,712)
Administrative costs (including amortisation of goodwill)	(3,499)	(2,949)

Operating expenses	(21,156)	(15,661)

Operating loss	(12,242)	(9,397)
Share of loss of joint venture	(410)	(2,138)

Total operating loss before exceptional items (Group and joint venture)	(12,652)	(11,535)
Exceptional items:
Profit on disposal of fixed asset investment	–	221
Profit on sale of discontinued operations	–	414
Amounts written off fixed asset investment	(423)	(670)

Loss on ordinary activities before finance charges	(13,075)	(11,570)

Interest receivable	857	983
Interest payable and similar charges	(214)	(216)
Exchange loss on foreign currency borrowings	(126)	(271)

Loss on ordinary activities before taxation	(12,558)	(11,074)

Taxation	131	–

Loss on ordinary activities after taxation (being retained loss for the financial year)	(12,427)	(11,074)

Loss per ordinary share (basic and fully diluted, note 2)	(13.7)p	(13.9)p

Group statement of total recognised gains and losses
For the year ended 31 December 2001

	2001	2000
	£'000	£'000

Loss for the year	(12,427)	(11,074)
Loss on foreign currency translation	(314)	(817)

Total recognised gains and losses for the year	(12,741)	(11,891)

Preliminary Results for the year ended 31 December 2001

Group balance sheet
At 31 December 2001

	2001	2000
	£'000	£'000

Fixed assets
Goodwill	14,845	16,049
Tangible assets	12,255	3,185
Investment in joint ventures:
- share of assets	915	–
- share of liabilities	(848)	–

	67	–
Other investments	1,640	2,256

	28,807	21,490

Current assets
Debtors: amounts receivable within one year	7,542	3,628
Debtors: amounts receivable after one year	6,235	6,546
Cash at bank and in hand	22,213	21,117

	35,990	31,291

Creditors: amounts falling due within one year	(16,603)	(10,054)

Net current assets	19,387	21,237

Total assets less current liabilities	48,194	42,727

Creditors: amounts falling due after one year	(20,534)	(6,546)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	–	768
- share of liabilities	–	(810)

	–	(42)

Net assets	27,660	36,139

Capital and reserves
Called-up share capital	9,308	8,868
Share premium account	80,598	76,776
Profit and loss account	(62,246)	(49,505)

Shareholders’ funds – all equity	27,660	36,139

Reconciliation of movements in Group shareholders’ funds
At 31 December 2001

	2001	2000
	£'000	£'000

Retained loss for the year	(12,427)	(11,074)
Loss on foreign currency exchange	(314)	(817)
New share capital subscribed	4,262	10,348

Net decrease in shareholders’ funds	(8,479)	(1,543)
Opening shareholders’ funds	36,139	37,682

Closing shareholders’ funds	27,660	36,139

Preliminary Results for the year ended 31 December 2001

Group cash flow statement
For the year ended 31 December 2001

	2001	2000
	£'000	£'000

Net cash outflow from operating activities	(7,959)	(9,207)

Returns on investments and servicing of finance
Interest received	1,219	852
Interest paid	(224)	(207)
Interest element of finance lease rentals	–	(5)

	995	640

Capital expenditure and financial investment
Purchase of tangible fixed assets	(8,427)	(363)
Sale of tangible fixed assets	–	7
Funds advanced to joint venture	(520)	(2,332)
Proceeds from sale of trade investments	–	221

	(8,947)	(2,467)

Acquisitions and disposals
Disposal costs on sale of business	–	(243)

	–	(243)

Cash outflow before management of liquid resources and financing	(15,911)	(11,277)

Management of liquid resources	19,834	(1,894)

Financing
Net proceeds from issue of new shares:
- Baxter subscription	3,477	9,458
- Other	785	890
Overdraft facility	–	2,502
Exercise of options over issued shares held by ESOP	–	43
Capital element of finance lease payments	(13)	(73)
Proceeds from new finance lease commitment	12,738	–

	16,987	12,820

Increase/(decrease) in cash for the year	20,910	(351)

Analysis of net funds
For the year ended 31 December 2001

			Non-cash
			element of
			finance
			lease	Exchange
	1 Jan 2001	Cash flow	(note 3)	movement	31 Dec 2001
	£'000	£'000	£'000	£'000	£'000

Cash	1,179	20,910	–	4	22,093
Liquid resources	19,938	(19,834)	–	16	120
Overdraft facility	(4,686)	–	–	(124)	(4,810)

		1,076
Finance leases	(13)	(12,725)	(1,546)	(15)	(14,299)

Net funds	16,418	(11,649)	(1,546)	(119)	3,104

Reconciliation of the operating loss to net cash outflow from operating activities

For the year ended 31 December 2001

	2001	2000
	£'000	£'000

Operating loss	(12,242)	(9,397)
Depreciation and amortisation	1,942	2,132
Increase in debtors	(3,685)	(8,558)
Increase in creditors	5,685	6,607
Loss on sale of tangible fixed assets	–	6
Other	341	3

Net cash outflow from operating activities	(7,959)	(9,207)

Notes
1.     Basis of preparation
The financial information for the year ended 31 December 2001 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2000. This report does not comprise ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 will be delivered to the Registrar of Companies for England and Wales in due course and statutory accounts for the year ended 31 December 2000 have been so delivered. The auditors’ report on the 2000 accounts was unqualified. The report on the 2001 accounts has yet to be signed. The statutory accounts for the year ended 31 December 2001 will be sent to the shareholders with the Notice of the Annual General Meeting.

The Group has consistently applied accounting policies throughout the year and the preceding year.

2.     Loss per ordinary share
The loss per ordinary share on the Group loss for the financial year of £12.4 million (2000 – £11.1 million) has been calculated on the weighted average of 91,027,463 (2000 – 79,638,484) ordinary shares in issue and ranking for dividend during the year.

3.     Major non-cash transaction
In December 2001, the Group entered into a lease-financing agreement with Baxter in respect of our manufacturing facility. Under the terms of the agreement the land and shell were leased to Acambis. The assets have been recorded within fixed assets on the Balance Sheet with the corresponding amount appearing in Creditors: amounts falling due after one year. The value attributed to the land and shell was c. £1.5m.